UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

Tempur Sealy International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88023U101

(CUSIP Number)

H Partners Management, LLC

888 Seventh Ave.

29th Floor

New York, NY 10019

Attn: Rehan Jaffer

(212) 265-4200

STEVE WOLOSKY, ESQ.

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON

H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8%
14	TYPE OF REPORTING PERSON

CO, IA

2

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON

H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,321,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,321,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,321,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON

H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,321,100
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,321,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,321,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON

Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,500,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 88023U101

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by H Partners LP and the Offshore Fund and the Shares held in the H Partners Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,321,100 Shares beneficially owned by H Partners LP is approximately $220,281,760, excluding brokerage commissions. The aggregate purchase price of the 1,990,100 Shares beneficially owned by the Offshore Fund is approximately $91,045,526, excluding brokerage commissions. The aggregate purchase price of the 1,188,800 Shares held in the H Partners Account is approximately $51,602,854, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 26, 2017, H Partners Management and certain of its affiliates (collectively, “H Partners”), the Issuer and Usman Nabi, a director of the Issuer and Senior Partner at H Partners, entered into a Non-Disclosure and Standstill Agreement (the “Agreement”). The following description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto.

Pursuant to the Agreement, Mr. Nabi is permitted to disclose Confidential Information (as defined in the Agreement) to (i) his legal counsel for the purpose of advising Mr. Nabi on his rights and duties as a director of the Issuer and (ii) H Partners and its representatives and employees for the purpose of assisting Mr. Nabi in the performance of his duties as a director of the Issuer and to facilitate discussions between H Partners and the Issuer about the Issuer’s financial statements, communications with other stockholders, and strategic and investment opportunities, subject to the terms and conditions set forth in the Agreement. Each of the Issuer and Mr. Nabi may terminate Mr. Nabi’s right to share Confidential Information at any time by providing written notice to the other party. Under the Agreement, Mr. Nabi, H Partners and any of its representatives and employees who receive Confidential Information agreed to comply with all applicable securities laws and the Issuer’s Policy on Insider Trading and Confidentiality.

Under the terms of the Agreement, H Partners also agreed to certain limited standstill provisions, which generally prohibit H Partners from taking specified actions with respect to the Issuer and its securities, including, among others: (i) acquiring beneficial ownership of twenty percent (20%) or more of the Issuer’s then outstanding Shares; or (ii) seeking or in any way assisting or facilitating any other person in seeking, among other things, to acquire control of the Issuer or to engage in certain other extraordinary transactions with respect to the Issuer or any of its subsidiaries or any material portion of its or their businesses, all as more fully described in the Agreement. The standstill provisions are effective as of the date of the Agreement and continue until six months after the Information Termination Date (as defined in the Agreement).

6

CUSIP NO. 88023U101

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,897,463 Shares outstanding as of May 4, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2017.

A.	H Partners Management
(a)	As of the close of business on June 28, 2017, H Partners Management, as the investment manager, may be deemed the beneficial owner of 8,500,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 15.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,500,000
(c)	H Partners Management has not entered into any transactions in the Shares since the filing of Amendment No. 8 to the Schedule 13D. The transactions in the Shares by the Funds since the filing of Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	H Partners LP
(a)	As of the close of business on June 28, 2017, H Partners LP beneficially owned 5,321,100 Shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,321,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,321,100
(c)	The transactions in the Shares by H Partners LP since the filing of Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	H Partners Capital
(a)	H Partners Capital, as the general partner of H Partners LP, may be deemed the beneficial owner of the 5,321,100 Shares owned by H Partners LP.

Percentage: Approximately 9.9%

7

CUSIP NO. 88023U101

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,321,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,321,100
(c)	H Partners Capital has not entered into any transactions in the Shares since the filing of Amendment No. 8 to the Schedule 13D. The transactions in the Shares by H Partners LP since the filing of Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Rehan Jaffer
(a)	Rehan Jaffer, as the managing member of H Partners Management and H Partners Capital, may be deemed the beneficial owner of 8,500,000 Shares, which consists of the Shares held in the H Partners Account and the Shares owned by the Funds.

Percentage: Approximately 15.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,500,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,500,000
(c)	Rehan Jaffer has not entered into any transactions in the Shares since the filing of Amendment No. 8 to the Schedule 13D. The transactions in the Shares by the Funds since the filing of Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein. Other than H Partners LP, none of the other individual Funds beneficially own a number of Shares representing more than 5% of the outstanding Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 26, 2017, H Partners and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Non-Disclosure and Standstill Agreement, dated as of June 26, 2017, among Tempur Sealy International, Inc., Usman Nabi, H Partners Management, LLC and the other parties named therein.
8

CUSIP NO. 88023U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2017

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

9

CUSIP NO. 88023U101

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 8 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

H PARTNERS, LP

Purchase of Common Stock	110,000	45.9965 *	05/18/2017
Purchase of Common Stock	68,000	47.3656 *	06/05/2017

H OFFFSHORE FUND, LTD.

Purchase of Common Stock	40,000	45.9965 *	05/18/2017
Purchase of Common Stock	32,000	47.3656 *	06/05/2017

_______________________

* The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $45.97 to $46.08 and $46.43 to $47.75, respectively, excluding commissions. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.